APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Parting Glass Hospitality LLC
Profit and Loss
January 1 - June 22, 2023

	Period Ending 06-22-23 Total	Period Ending 12-31-22 Total
Income		
Merchandise Sales	14,490.00	-
Pop-up Income	3,588.81	-
Total Income	**$ 18,078.81**	**-**
Cost of Goods Sold		
Merchandise Costs	3,732.23	-
Pop-up CoGS	630.22	-
Pop-up Ingredients	1,641.05	-
Pop-up Labor	200.00	-
Total Pop-up CoGS	**$ 2,471.27**	**-**
Total Cost of Goods Sold	**$ 6,203.50**	**-**
Gross Profit	**$ 11,875.31**	**-**
Expenses		
Credit Card Processing	385.95	-
Office expenses		
Shipping & postage	258.01	-
Total Office expenses	**$ 258.01**	**-**
Parking	7.49	-
Pop-up Supplies	490.98	-
Total Expenses	**$ 1,142.43**	**-**
Net Operating Income	**$ 10,732.88**	**-**
Other Income		
Donations	4,100.00	-
Interest earned	2.68	-
Total Other Income	**$ 4,102.68**	**-**
Net Other Income	**$ 4,102.68**	**-**
Net Income	**$ 14,835.56**	**-**

Thursday, Jun 22, 2023 12:45:58 PM GMT-7 - Accrual Basis

Parting Glass Hospitality LLC
Balance Sheet
As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
CHASE BUS PREM SAV (7779) - 1	26,237.62
PERFBUS CHK (8383) - 1	7,878.88
Total Bank Accounts	$ 34,116.50
Other Current Assets	
Payments to deposit	6,000.00
Total Other Current Assets	$ 6,000.00
Total Current Assets	$ 40,116.50
Fixed Assets	
Improvements	
Design & Architecture	6,750.00
Total Improvements	$ 6,750.00
Total Fixed Assets	$ 6,750.00
Other Assets	
Security deposits	27,000.00
Startup & organizational costs	
Pre-opening Expenses	
Pre-opening general & administrative expenses	
Pre-opening bank fees	52.38
Total Pre-opening general & administrative expenses	$ 52.38
Pre-opening Graphic Design	739.58
Pre-opening Insurance	2,212.23
Pre-opening legal & accounting services	28,739.00
Pre-opening Meals and Entertainment	263.92
Pre-opening professional fees	18,000.00

Pre-opening rent		9,000.00
Pre-opening repair and maintenance		168.57
Pre-opening software & subscriptions		455.33
Pre-opening utilities		789.30
Total Pre-opening Expenses	$	**60,420.31**
Total Startup & organizational costs	$	**60,420.31**
Total Other Assets	$	**87,420.31**
TOTAL ASSETS	$	**134,286.81**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
Chase Credit Card		286.81
Total Credit Cards	$	**286.81**
Total Current Liabilities	$	**286.81**
Total Liabilities	$	**286.81**
Equity		
Partner investments		
Class A Investments		
Kristin Ma - Class A		3,000.00
Stephan Ilnyckyj - Class A		3,000.00
Tara Noble - Class A		3,000.00
Total Class A Investments	$	**9,000.00**
Class B Investments		
Anne Lahey		25,000.00
Catherine Orrok & Dan Noble		25,000.00
Kristin Ma - Class B		50,000.00
Tara Noble - Class B		25,000.00
Total Class B Investments	$	**125,000.00**
Total Partner investments	$	**134,000.00**
Retained Earnings		

Net Income		
Total Equity	**$**	**134,000.00**
TOTAL LIABILITIES AND EQUITY	**$**	**134,286.81**

Thursday, Jun 22, 2023 12:45:34 PM GMT-7

Parting Glass Hospitality LLC
Balance Sheet
As of June 22, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
Cash	131.00
CHASE BUS PREM SAV (7779) - 1	98,800.30
PERFBUS CHK (8383) - 1	25,625.15
Total Bank Accounts	**$ 124,556.45**
Other Current Assets	
Due from Givebutter	0.00
Due from Square	0.00
Payments to deposit	0.00
Plateware, Dishware, Flatware	93.36
Total Other Current Assets	**$ 93.36**
Total Current Assets	**$ 124,649.81**
Fixed Assets	
Furniture & fixtures	2,377.50
Improvements	
Construction	58,425.00
Design & Architecture	26,050.00
Engineering	24,577.00
Permits and Licenses	4,801.30
Total Improvements	**$ 113,853.30**
Research and Development	940.02
Total Fixed Assets	**$ 117,170.82**
Other Assets	
Licenses held	4,552.00
Security deposits	27,000.00

Startup & organizational costs		
Pre-opening Expenses		
Pre-opening general & administrative expenses		
Pre-opening bank fees		498.50
Total Pre-opening general & administrative expenses	$	**570.88**
		72.38
Pre-opening Graphic Design		1,039.58
Pre-opening Insurance		6,475.84
Pre-opening legal & accounting services		38,894.00
Pre-opening Meals and Entertainment		345.86
Pre-opening professional fees		18,000.00
Pre-opening rent		36,000.00
Pre-opening repair and maintenance		179.32
Pre-opening software & subscriptions		455.33
Pre-opening Supplies		67.80
Pre-opening taxes		16,588.37
Pre-opening utilities		2,793.86
Total Pre-opening Expenses	$	**121,410.84**
Total Startup & organizational costs	$	**121,410.84**
Total Other Assets	$	**152,962.84**
TOTAL ASSETS	$	**394,783.47**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
Chase Credit Card		8,947.91
Total Credit Cards	$	**8,947.91**
Other Current Liabilities		
Event Deposits		10,000.00
Pre-paid Merchandise		0.00
Short-term business loans		
Short Term Loans Payable		3,000.00

Total Short-term business loans	**$**	**3,000.00**
Total Other Current Liabilities	**$**	**13,000.00**
Total Current Liabilities	**$**	**21,947.91**
Total Liabilities	**$**	**21,947.91**
Equity		
Partner investments		
Class A Investments		
Kristin Ma - Class A		3,000.00
Stephan Ilnyckyj - Class A		0.00
Tara Noble - Class A		3,000.00
Total Class A Investments	**$**	**6,000.00**
Class B Investments		
Anne Lahey		25,000.00
Catherine Orrok & Dan Noble		25,000.00
Kevin Yung		5,000.00
Kristin Ma - Class B		165,000.00
Molly DiLullo		25,000.00
Robert McLaurin		25,000.00
Sophie Rand		10,000.00
Stephen Weiss		10,000.00
Tara Noble - Class B		50,000.00
Wesley Straton		12,000.00
Total Class B Investments	**$**	**352,000.00**
Total Partner investments	**$**	**358,000.00**
Retained Earnings		
Net Income		14,835.56
Total Equity	**$**	**372,835.56**
TOTAL LIABILITIES AND EQUITY	**$**	**394,783.47**

I, Tara Noble, certify that:

1. The financial statements of Parting Glass Hospitality LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Parting Glass Hospitality LLC has not been included in this Form as Parting Glass Hospitality LLC was formed on 04/20/2022 and has not filed a tax return to date.

Signature   *Tara Noble*

Name: Tara Noble

Title: Managing Partner